[Gaylord Entertainment Company]
August 17, 2010
Via EDGAR Submission and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., NE
Washington, D.C. 20549-7010
Attn: Linda Van Doorn,
          Senior Assistant Chief Accountant
Re:	Gaylord Entertainment Company Form 10-K for the year ended December 31, 2009 Filed on February 26, 2010 Proxy Statement on Schedule 14A Filed on April 1, 2010 and May 4, 2010 File No. 001-13079
Dear Ms. Van Doorn:
     The following is the response of Gaylord Entertainment Company (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 3, 2010 (the “Comment Letter”) concerning the above-referenced documents filed by the Company with the Commission. For your convenience we have set forth below the text of the comments from the Comment Letter, followed by the Company’s response.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Results — Detailed Segment Financial Information
Hospitality Segment, pages 30 – 33
1.	We note that you generally attributed the decrease in revenues at your hotel properties in fiscal year 2009 to a combination of lower occupancy and a lower average daily rate, as the hotel experienced lower levels of group business, which is offset by the collection of attrition and cancellation fees. Please tell us and consider expanding disclosures in future filings to quantify the amount of attrition and cancellation fees collected and the percentage of group versus transient business. Your discussion should also include the factors that have contributed to the lower occupancy and average daily rate, any shift from group to transient business specific to each property and an analysis of the composition of your significant group business in the current year compared to prior years (e.g., significant group business in previous year that was not repeated or replaced in the current year).

Securities and Exchange Commission
August 17, 2010

RESPONSE: In response to the Staff’s comments, we are providing the following information:

Attrition and Cancellation Fees. Our hospitality segment total attrition and cancellation fees were $27.7 million in 2009, $14.5 million in 2008 and $10.3 million in 2007. We confirm that we will provide this information on an annual or quarterly basis, as applicable, for the hospitality segment in future filings, during periods where this information is believed to be material to investors.

Percentage of Group versus Transient Business. The percentage of group versus transient business based on rooms sold for our hospitality segment on an annual basis is approximately:

	Group	Transient
2009	78%	22%
2008	81%	19%
2007	82%	18%
The mix of business in 2009 reflected lower demand for group sales, primarily reflecting the macroeconomic factors described below. We will provide this information on an annual or quarterly basis, as applicable, for the hospitality segment in future filings.

We will also disclose on an annual basis for the hospitality segment the percentage mix by type of group business. For instance, for 2009, our group business was comprised of approximately 44% corporate groups, 38% associations and 18% other groups (generally social, military, education, religious and fraternal).

In future filings, we confirm that we will take into consideration the Staff’s comments relating to factors contributing to lower occupancy and average daily rate (or, as was the case, in the most recent quarter, improvements in these metrics). Relevant factors may include, in the case of a decrease, macroeconomic factors such as the slowdown in the global economy and reduced consumer and corporate spending as well as negative public sentiment towards corporate group meetings in a slow economic environment. These factors led to fewer group meetings, less spending by groups and less transient travel. All of these factors, in turn, contributed to lower occupancy, lower average daily rate and higher attrition and cancellation fees in 2009. For future filings, in the hospitality segment disclosures, we will consider the applicability of the macroeconomic factors generally as well as more specific factors and will provide more qualitative information about material factors affecting occupancy and average daily rate in the hospitality segment.

In connection with the Staff’s question concerning the mix of group and transient business, we propose to provide quantitative group versus transient rooms sold mix data for the hospitality segment as described above and qualitative disclosures on significant changes in annual customer mix. We have observed that although there may be seasonal or other specific demand issues affecting the mix, such as our Country Christmas offering at the Gaylord Opryland in Nashville or vacation season at the Gaylord Palms in Orlando, there is not a material shift in customer mix on an annual basis.

Securities and Exchange Commission
August 17, 2010

Liquidity and Capital Resources, pages 40 – 45
2.	We note that all your long term debt matures within the next 5 years with a significant portion maturing within 2 years and your debt is cross-defaulted amongst the various components. We also note that earnings in FY 2008 were insufficient to cover the fixed charges on your debt. In future filings, please provide a more expansive discussion of your plans for meeting the maturities in the future and to the extent that earnings are insufficient to cover fixed charges, please discuss the sources of funding to cover any shortfalls.

RESPONSE: Even in the recent dislocation in the credit markets, the Company has completed successful financings. For example, in 2008, the Company refinanced and expanded its credit facility and continues to have significant availability thereunder. In addition, in September 2009, the Company completed a simultaneous offering of common stock and convertible debt. The Company believes that the strength of its cash flows, the quality of its assets and the attractive long-term prospects of the Company’s business all provide a sound basis on which the Company can obtain capital.

With regard to the presentation of the Company’s ratios of earnings to fixed charges, the Company currently computes and presents the information required. However, given the large investment in new convention hotels made by the Company over the last 10 years, the significant amount of depreciation and amortization generated by those assets (which significantly reduces earnings and is well in excess of the Company’s maintenance capital expenditures) makes the ratio of earnings to fixed charges not necessarily representative of the Company’s ability to service its debt or otherwise obtain financing.

We confirm that we will include information relating to future refinancing plans or plans for meeting maturies in future filings where appropriate, in light of the above factors.
Index to Exhibits, page 119
3.	Refer to the Second Amendment and Restated Credit Agreement filed as exhibit 10.1 to your Form 10-K. We note that the agreement, as filed, omits schedules and exhibits to the agreement. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement with your next quarterly report or tell us why you believe this agreement is no longer material to investors.

RESPONSE: We confirm that we will comply with the Staff’s request by filing the requested schedules and exhibits to the Second Amended and Restated Credit Agreement with the Company’s Form 10-Q for the quarterly period ending September 30, 2010.
DEFINITIVE PROXY STATEMENT
Board Leadership Structure, page 10
4.	We note your disclosure about the board’s role in risk oversight beginning on page 15. Please further describe for us the effect of risk oversight on the board’s leadership structure and confirm that you will provide similar disclosure in future filings. Refer to Item 407(h) of Regulation S-K for guidance.

Securities and Exchange Commission
August 17, 2010

RESPONSE: The Company believes that the Board’s role in risk oversight is facilitated by the leadership structure of the Board. As disclosed in the Company’s Proxy Statement on Schedule 14A, filed on April 1, 2010 (the “2010 Proxy Statement”), the Board as a whole has responsibility for risk oversight. In this regard, the Company believes that, by combining the positions of Chairman of the Board and Chief Executive Officer, the Board gains a valuable perspective that combines the operational experience of a member of management with the oversight focus of a member of the Board. In addition to the Board’s risk oversight responsibilities, the Audit Committee, Nominating and Corporate Governance Committee and Human Resources Committee, each of which consists entirely of independent directors, are responsible for certain areas of risk oversight within their areas of focus as disclosed in the 2010 Proxy Statement. The Company believes that this division of risk management-related roles among the Company’s independent directors fosters an atmosphere of significant involvement in the oversight of risk at the Board level and complements the Company’s risk management policies. Finally, the Board in executive sessions (which are presided over by the Company’s Lead Director) considers and discusses risk-related matters. This provides a forum for risk-related matters to be discussed without management or the Chairman of the Board and Chief Executive Officer present. The Company’s Lead Director acts as a liaison between the Company’s Chairman of the Board and Chief Executive Officer and the Company’s independent directors to the extent that any risk-related matters discussed at these executive sessions require additional feedback or action.

The Company will include similar disclosure in its future filings in accordance with Item 407(h) of Regulation S-K.
Compensation Discussion and Analysis, page 23
Target Total Compensation, page 25
5.	We note your disclosure that the committee attempts to provide a total compensation package that was “generally” between the 50th and 75th percentile. Please clarify if any of your officers received compensation outside of the disclosed percentile range. To the extent any individual’s total compensation falls outside your percentile range, please discuss the reason for such deviation. Please confirm that you will provide similar disclosure in future filings, as applicable.

RESPONSE:

Attached as Annex A to this letter is a chart comparing the target compensation for the Company’s named executive officers for 2009 (the “Target Total Compensation”) with the 50th and 75th percentiles of the market-wide studies described in the 2010 Proxy Statement (using a regression analysis to adjust for differences between the Company’s size and the size of the surveyed companies), along with the actual compensation received by the Company’s named executive officers for 2009 in respect thereof.

When determining Target Total Compensation for the Company’s named executive officers in 2009 in comparison to these market-wide studies, the Company’s Human Resources Committee (the “Committee”) took into account the named executive officers’ 2009 base salary and target annual cash incentive compensation opportunity in 2009. The Committee also included for purposes of this comparison the annualized value of the performance-based restricted stock unit awards (the “2008 Performance-Based RSUs”) made to the Company’s named executive officers

Securities and Exchange Commission
August 17, 2010

on February 4, 2008 (that is, 25% of the grant date fair value of these awards in 2008 as disclosed in the 2009 Summary Compensation Table included on page 36 of the 2010 Proxy Statement) as the result of the fact that these awards were intended to be a four-year, front-loaded grant when made in February 2008 and were taken into account by the Committee when determining the compensation levels of the Company’s named executive officers in 2009.

As noted in Annex A, the Target Total Compensation of Messrs. Fioravanti and Maradik fell outside of the 50th and 75th percentiles of the market-wide studies. Target Total Compensation for Mr. Fioravanti was less than the 50th percentile as the result of Mr. Fioravanti being relatively new to the Chief Financial Officer position. Target Total Compensation for Mr. Maradik was greater than the 75th percentile as the result of the nature and additional responsibilities of Mr. Maradik’s position compared to the market-wide studies used to review his compensation.

Annex A also sets forth the compensation received by the Company’s named executive officers for 2009 as disclosed in the 2009 Summary Compensation Table included in the 2010 Proxy Statement, as adjusted as set forth in footnote 3 of Annex A for the purpose of providing an accurate comparison with the Target Total Compensation for each of the Company’s named executive officers (the “Realized Total Compensation”).

As noted in Annex A, the Realized Total Compensation received by Messrs. Reed, Fioravanti, Maradik and Todd for fiscal 2009 fell outside of the 50th and 75th percentiles. The Realized Total Compensation received by Messrs. Reed, Fioravanti and Todd for fiscal 2009 was less than the 50th percentile. For Messrs. Reed and Todd, this resulted from the impact of the Company’s performance during 2009 in view of challenging economic circumstances on Messrs. Reed and Todd’s compensation levels, including their failure to receive cash incentive compensation at target levels. Mr. Fioravanti’s Realized Total Compensation was less than the 50th percentile as the result of the Company’s performance during 2009 as noted above, as well as the fact that Mr. Fioravanti was new to the Chief Financial Officer position. Realized Total Compensation for Mr. Maradik was above the 75th percentile as the result of the nature and additional responsibilities of Mr. Maradik’s position compared to the market-wide studies used to review his compensation.

In future filings, we will discuss how each of the Company’s named executive officers’ target compensation package compares to the targeted market range generally applicable to the Company’s named executive officers. Moreover, where there is a significant variance between compensation actually received by a named executive officer and the targeted compensation for that named executive officer, we will provide a more detailed explanation of the reasons for the variance.
*     *     *
In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission
August 17, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments concerning this response letter to the undersigned at (615) 316-6000 or F. Mitchell Walker, Jr., Esq., of Bass, Berry & Sims PLC at (615) 742-6275.

Sincerely,
/s/ Mark Fioravanti
Mark Fioravanti
Senior Vice President and Chief Financial Officer

cc:	Colin V. Reed, Gaylord Entertainment Company David C. Kloeppel, Gaylord Entertainment Company Carter R. Todd, Gaylord Entertainment Company F. Mitchell Walker, Jr., Bass, Berry & Sims PLC

ANNEX A
Fiscal 2009 Compensation for Gaylord Entertainment Company Named Executive Officers

Amounts in thousands of dollars				Market-Wide Studies[1]
		Target Total	Realized Total	50th	75th
Executive	Position/Title	Compensation[2]	Compensation[3]	Percentile	Percentile
C. Reed	Chairman & CEO	$3,231	$2,162	$2,935	$3,725
D. Kloeppel	President & COO	$1,912	$2,263	$1,790	$2,285
M. Fioravanti	SVP, CFO	$715	$744	$795	$985
R. Maradik	SVP, Chief Marketing Officer	$675	$675	$480	$565
C. Todd	EVP, Secretary & General Counsel	$635	$486	$635	$770

[1]	Using a regression analysis to adjust for differences between the Company’s size and the size of the surveyed companies.

[2]	Equals the sum of (1) 2009 base salary, after giving effect, in the case of Messrs. Kloeppel, Fioravanti and Maradik, to the base salary increases received by these named executive officers in connection with their appointment to new positions with additional responsibilities on June 22, 2009, (2) target annual cash incentive compensation opportunity in 2009 as disclosed on page 27 of the 2010 Proxy Statement, after giving effect, in the case of Messrs. Kloeppel, Fioravanti and Maradik, to the base salary increases received by these named executive officers in connection with their appointment to new positions with additional responsibilities on June 22, 2009, plus (3) the annualized value of the 2008 Performance-Based RSUs (that is, 25% of the grant date fair value of these awards in 2008 as set forth in the 2009 Summary Compensation Table on page 36 of the 2010 Proxy Statement) (the “2008 Performance-Based RSU Annualized Value”). Target Total Compensation excludes (i) the value of the equity awards made to Messrs. Kloeppel, Fioravanti and Maradik on June 22, 2009 in connection with their appointment to new positions with additional responsibilities as the result of the fact that such equity awards were not intended to be part of ongoing annual compensation, and (ii) amounts included under “All Other Compensation” in the 2009 Summary Compensation Table in the 2010 Proxy Statement as the result of the fact that the market-wide studies referenced in the chart above do not include compensation of this nature when determining total compensation.

[3]	Represents all compensation received by the Company’s named executive officers for 2009 as reflected in the 2009 Summary Compensation Table in the 2010 Proxy Statement (consisting of the sum of (1) base salary, (2) annual cash incentive compensation actually received by the Company’s named executive officers for 2009, plus (3) the value of the equity awards made to Messrs. Kloeppel, Fioravanti and Maradik on June 22, 2009 as referenced in footnote 2 above), other than amounts included under “All Other Compensation” in the 2009 Summary Compensation Table as the result of the fact that the market-wide studies referenced above do not include compensation of this nature when determining total compensation. Also includes 50% of the 2008 Performance-Based RSU Annualized Value as the result of the fact that, as disclosed in footnote 3 to the 2009 Summary Compensation Table in the 2010 Proxy Statement, the Company anticipated that no more than 50% of the restricted stock units underlying the 2008 Performance-Based RSUs would ultimately be awarded based on the Company’s performance during 2008 and 2009 (which comprises a portion of the performance period under the 2008 Performance-Based RSUs).